EXHIBIT 99.1


Explanation of Responses:

(1) The Stock Options were to vest with respect to 10,000 shares of the Issuer's Common Stock at the end of each calendar quarter following the date of grant.

(2) The Stock Options were granted to the Reporting Person as partial compensation in connection with a Consulting Agreement between the Reporting Person and the Issuer (the "Consulting Agreement"), pursuant to which the Reporting Person was to serve as a consultant and director for the Issuer.

(3) On December 7, 2004, the Reporting Person resigned as a director of the Issuer. As a result, the Issuer terminated the Consulting Agreement, as of the date of such resignation. In connection with the Reporting Person's resignation, and subsequent termination of the Consulting Agreement, 100,000 of the Stock Options, which had not already vested, automatically expired on the date thereof. In addition, the 20,000 Stock Options that had already vested shall expire on March 6, 2004, unless the Reporting Person exercises them prior to that date.